Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

QUARTER AND FULL YEAR

UNAUDITED FINANCIAL RESULTS ENDED

DECEMBER 31, 2025

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended December 31, 2025.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended December 31, 2025 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on March 31, 2026 (Eastern Standard Time), in relation to the unaudited financial results for the three months and full year ended December 31, 2025, some of which may constitute material inside information of the Company.

1

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months and full year ended December 31, 2025 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 31, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

2

SCHEDULE I

MINISO Group Announces December Quarter and Full Year of 2025 Unaudited Financial Results

Record Revenue Driven by Strong Brand Momentum and Successful Store Matrix Upgrade Quarterly and Annual Revenue both Hit Record Highs, Exceeding Expectations

Adjusted Operating Profit and EBITDA Delivered Robust Double-Digit Growth in December Quarter

MINISO Brand Posted Its Highest Year-over-year Revenue Growth in 8 Quarters

Chinese Mainland and the U.S. Market Delivered Exceptional Mid-Teens and Low-Twenties SSSG in December Quarter, Respectively

TOP TOY Brand Saw Successive Triple-Digit Revenue(2) Growth Net New Stores Exceeded 700 in 2025

RMB1,907.0 Million Returned to Shareholders in 2025, Representing 66% of Adjusted Net Profit

GUANGZHOU, China, March 31, 2026/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced its unaudited financial results for the three months and the full year ended December 31, 2025 (the “December Quarter” and the “Full Year”, respectively).

Financial Highlights for the December Quarter

•	Revenue increased 32.7% year over year to RMB6,254.1 million (US$894.3 million), above the high end of the Company’s previous guidance range of 25%-30%.

•	MINISO Group delivered resilient performance with overall same-store GMV(1) growth (the “SSSG”）recording a mid-single-digit level.

•	Gross profit increased 30.8% year over year to RMB2,901.1 million (US$414.9 million).

•	Gross margin was 46.4%, compared to 47.0% in the same period last year.

•	Operating profit was RMB910.6 million (US$130.2 million), compared to RMB968.4 million in the same period last year, due to higher equity-settled share-based payment expenses in December Quarter.

3

•	Adjusted operating profit(3) increased 11.7% year over year to RMB1,062.2 million (US$151.9 million), with adjusted operating margin of 17.0%.

•	Loss for the period was RMB139.4 million (US$19.9 million), compared to a profit for the period of RMB809.7 million in the same period last year. The year-over-year change was mainly due to (i) share of loss of Yonghui Superstores Co., Ltd*(永輝超市股份有限公司) (“Yonghui”) of RMB547.5 million (US$78.3 million), (ii) equity-settled share-based payment expenses of RMB151.6 million (US$21.7 million), (iii) changes in fair value of redemption liabilities of RMB158.5 million (US$22.7 million) arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025, (iv) interest expenses related to the equity linked securities issued by the Company in January 2025 (the “Equity Linked Securities”) and interest expenses related to the bank loans used for acquisition of the equity interest of Yonghui of RMB75.3 million (US$10.8 million), and (v) other expenses of RMB59.1 million (US$8.5 million) including loss from fair value change of derivatives in relation to the Equity Linked Securities under mark-to-market impact, which have been excluded in non-IFRS financial measurement(3).

•	Adjusted net profit(3) increased 7.6% year over year to RMB852.7 million (US$121.9 million).

•	Adjusted net margin(3) was 13.6%, compared to 16.8% in the same period last year.

•	Adjusted EBITDA(3) increased 15.7% year over year to RMB1,419.3 million (US$203.0 million).

•	Adjusted EBITDA margin(3) was 22.7%, compared to 26.0% in the same period last year.

•	Adjusted basic and diluted earnings per American Depositary Share (the “ADS”)(3) were both RMB2.80 (US$0.40), representing a year-over-year growth of 9.4%, higher than the year-over-year growth of 7.6% of adjusted net profit, thanks to the share repurchase of the Company.

•	Net cash from operating activities was RMB264.1 million (US$37.8 million) in December Quarter. Capital expenditure (the “CAPEX”) was RMB232.6 million (US$33.3 million) and free cash flow was RMB31.5 million (US$4.5 million) for the December Quarter.

Financial Highlights for the Full Year

•	Revenue increased 26.2% year over year to RMB21,443.8 million (US$3,066.4 million).

•	MINISO Group overall SSSG recorded a low-single-digit level.

4

•	Gross profit increased 26.3% year over year to RMB9,648.1 million (US$1,379.7 million).

•	Gross margin was 45.0%, compared to 44.9% last year.

•	Operating profit was RMB3,303.1 million (US$472.3 million), compared to RMB3,315.8 million last year, due to higher equity-settled share-based payment expenses related to TOP TOY.

•	Adjusted operating profit(3) increased 7.9% year over year to RMB3,671.0 million (US$524.9 million), with adjusted operating margin of 17.1%.

•	Profit for the period was RMB1,209.8 million (US$173.0 million), compared with RMB2,635.4 million last year. The year-over-year change was mainly due to (i) share of loss of Yonghui of RMB812.7 million (US$116.2 million), (ii) equity-settled share-based payment expenses of RMB367.9 million (US$52.6 million), (iii) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest of Yonghui of RMB279.0 million (US$39.9 million), (iv) changes in fair value of redemption liabilities of RMB158.5 million (US$22.7 million) arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025, and (v) other expenses of RMB70.3 million (US$10.1 million) including loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives related to the Equity Linked Securities, which have been excluded in non-IFRS financial measurement(3).

•	Adjusted net profit(3) increased 6.5% to RMB2,898.2 million (US$414.4 million).

•	Adjusted net margin(3) was 13.5%, compared to 16.0% last year.

•	Adjusted EBITDA(3) increased 14.4% year over year to RMB4,959.9 million (US$709.3 million).

•	Adjusted EBITDA margin(3) was 23.1%, compared to 25.5% last year.

•	Adjusted basic earnings per ADS(3) increased 8.3% year over year to RMB9.44 (US$1.35).

•	Adjusted diluted earnings per ADS(3) increased 7.8% year over year to RMB9.36 (US$1.34). The year-over-year growth of adjusted basic and diluted earnings per ADS was higher than the year-over-year growth of 6.5% of adjusted net profit, thanks to the share repurchase of the Company.

5

•	Cash position(4) was RMB7,087.9 million (US$1,013.6 million) as of December 31, 2025, compared to RMB6,698.1 million as of December 31, 2024.

•	Net cash from operating activities was RMB2,577.9 million (US$368.6 million), with an operating cash flow to adjusted net profit ratio of 88.9%. CAPEX was RMB997.7 million (US$142.7 million) and free cash flow was RMB1,580.2 million (US$225.9 million) for the Full Year.

Store Network Expansion

As of December 31, 2025, the Company’s total store count reached 8,485, representing a net increase of 705 year over year.

•	MINISO Brand: totaled 8,151 stores (647 net new openings in 2025), driven by:

•	Chinese Mainland: 4,568 stores (up 182 year over year).

•	Overseas Markets: 3,583 stores (up 465 year over year).

•	TOP TOY Brand: totaled 334 stores, representing a net increase of 58 year over year.

Notes:

(1)	“Same-store GMV” refers to the GMV generated by those stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods. “SSSG” refers to the year-over-year growth of same-store GMV.

(2)	Revenue from TOP TOY brand only represents revenue generated from external parties.

(3)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(4)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

6

The following table provides a breakdown of the Company’s store network and its changes on a year-over-year basis. The number of directly operated stores reached 768 on group level. 71.9% of new MINISO stores in the past twelve months were located in overseas markets.

	As of
	December 31, 2024	December 31, 2025	YoY
Number of stores on group level	7,780	8,485	705
Number of MINISO stores	7,504	8,151	647
Chinese mainland	4,386	4,568	182
– Directly operated stores	25	18	(7)
– Stores operated under Retail Partner model	4,335	4,522	187
– Stores operated under distributor model	26	28	2
Overseas markets	3,118	3,583	465
– Directly operated stores	503	700	197
– Stores operated under Retail Partner model	404	432	28
– Stores operated under distributor model	2,211	2,451	240
Number of TOP TOY stores	276	334	58
Chinese mainland	272	304	32
– Directly operated stores	38	35	(3)
– Stores operated under Retail Partner model	234	269	35
Overseas markets	4	30	26
– Directly operated stores	2	15	13
– Stores operated under Retail Partner model	2	4	2
– Stores operated under distributor model	–	11	11

7

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “December Quarter closed out a year of our solid execution in 2025. Both quarterly and annual revenue have achieved new heights and crossed the milestones of RMB6 billion and RMB20 billion, respectively. In December Quarter, our strategic markets such as Chinese Mainland and the U.S. market were strong outperformers. We were thrilled to see strong momentum in MINISO Chinese Mainland in December Quarter, with highest year-over-year revenue growth of 25.0% over the past 8 quarters, powered by its robust SSSG of mid-teens level. Despite tariff headwinds, MINISO brand in the U.S. market reached a robust low-twenties SSSG this quarter. This success reflects our global expertise and strategic foresight, as well as the structural resilience built through an agile supply chain. At the same time, it strongly validates our strategic direction and execution, further bolstering our confidence in our growth.

We remain steadfast in our commitment to high-quality development, propelling our brand momentum to new heights. This year, we achieved higher revenue growth with fewer net store openings, marking a more disciplined and efficient growth model. Leveraging new retail formats across channels, represented by MINISO SPACE, MINISO LAND and MINISO FRIENDS, we are converting global scale into sustainable brand influence. We are evolving our stores into resonant interactive spaces, fostering deeper and more lasting emotional bonds with our consumers.”

“Looking ahead, we are continuing to reinforce our creative-driven momentum. By staying curious and committed to continuous learning, we are strengthening a resilient brand ecosystem centered on interest-driven consumption, delivering joy and value that remains steadfast through global cycles.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “Thanks to outstanding performance of all segments, year-over-year growth of both quarterly and annual revenue outperformed our previous guidance. In December Quarter, gross profit margin reached 46.4%. Adjusted operating profit increased 11.7% to RMB1,062.2 million, with adjusted operating margin of 17.0%. Adjusted EBITDA increased 15.7% to RMB1,419.3 million, with adjusted EBITDA margin of 22.7%. Adjusted earnings per ADS increased 9.4% to RMB2.80. For the year of 2025, net cash from operation activities reached RMB2,577.9 million, as a ratio of 88.9% of adjusted net profit. As of the end of 2025, we still maintained a strong cash position of RMB7,087.9 million. In 2025, the Board approved an automatic share repurchase program to repurchase shares up to HK$1.8 billion from the open markets, underscoring our unwavering confidence in MINISO’s intrinsic value and ensuring that our buyback momentum remained uninterrupted even during restricted periods. We have returned shareholders RMB1,907.0 million in 2025, including record-high share buyback of RMB549.2 million and dividends of RMB1,357.8 million, accounting for 65.8% of adjusted net profit for 2025.

In addition, we are pleased to announce a final dividend in the amount of around RMB809.7 million, which was approximately 50% of the adjusted net profit generated in the second half of 2025, payable in April 2026. Our capital allocation strategy in the future will continue to balance growth and our commitment to bringing stable and foreseeable returns to shareholders.”

“As we head into 2026, we uphold our commitment to capital discipline, driving operational leverage enterprise-wise. Our focus remains on delivering durable top-line growth and margin improvement by maintaining a flexible and agile posture to mitigate macroeconomic risks as well as sharpening our operational efficiency. By remaining highly responsive to market shifts and capitalizing on new growth drivers, we are well-positioned to navigate external volatility and deliver sustainable and long-term returns to our shareholders.” Mr. Zhang concluded.

8

Dividend Declaration

On March 31, 2026, the Board approved the distribution of a final cash dividend in the amount of US$0.3764 per ADS or US$0.0941 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on April 20, 2026, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of ordinary shares in Hong Kong will be April 17, 2026; and the ex-dividend date for holders of ADSs will be April 20, 2026. The payment date is expected to be on April 29, 2026 for holders of ordinary shares and around May 4, 2026 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$115.8 million (RMB809.7 million), at an exchange rate of RMB6.9931 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2025 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the final dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M on April 20, 2026 (Beijing/Hong Kong Time). The record date is April 20, 2026 (Beijing/Hong Kong Time).

Financial Results for the December Quarter

Revenue was RMB6,254.1 million (US$894.3 million), representing an increase of 32.7% year over year.

Revenue from MINISO brand increased by 27.7% year over year to RMB5,654.4 million (US$808.6 million), including (i) an increase of 25.0% in revenue from MINISO brand in Chinese mainland, accelerating sequentially by quarters since 2025, and (ii) an increase of 30.5% in revenue from MINISO brand in overseas markets. Overseas revenue contributed to 49.2% of revenue from MINISO brand.

9

Revenue(1) from TOP TOY brand increased by 111.8% to RMB599.0 million (US$85.7 million).

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB3,352.9 million (US$479.5 million), representing an increase of 34.4% year over year.

Gross profit was RMB2,901.1 million (US$414.9 million), representing an increase of 30.8% year over year.

Gross margin was 46.4%, compared to 47.0% in the same period last year. The year-over-year change in gross profit margin resulted from strategic product mix optimization to drive top-line performance, partially offset by a structural benefit from higher revenue mix of directly operating business.

Selling and distribution expenses were RMB1,654.9 million (US$236.6 million), representing an increase of 65.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,544.8 million (US$220.9 million), representing an increase of 47.4% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2025, total number of directly operated stores on the group level was 768, compared to 568 as of December 31, 2024. In the December Quarter, revenue from directly operated stores increased 61.1%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 41.1%, decelerating from the year-over-year increase of 54.5% for the first nine months of 2025. Licensing expenses increased 107.0%, which was in relation to the Company’s strategic commitment to IP development to pave the way for future growth, as a percentage of around 3% of revenue, compared to 2% in the same period last year. Promotion and advertising expenses increased 30.2%, as a percentage of revenue stabilizing at around 4% in both comparative periods. Logistics expenses increased 19.2% year over year.

General and administrative expenses were RMB377.9 million (US$54.0 million), representing an increase of 36.5% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB336.5 million (US$48.1 million), representing an increase of 36.3% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB63.1 million (US$9.0 million), compared to RMB36.2 million in the same period last year. The year-over-year increase was mainly due to an increase in fair value of other investments, partially offset by a larger net foreign exchange loss compared with the same period last year.

Operating profit was RMB910.6 million (US$130.2 million), compared with RMB968.4 million in the same period last year, due to higher equity-settled share-based payment expenses in December Quarter.

10

Adjusted operating profit(2) was RMB1,062.2 million (US$151.9 million), representing an increase of 11.7% year over year, with adjusted operating margin of 17.0%.

Net finance cost was RMB93.6 million (US$13.4 million), compared to RMB16.1 million in the same period last year. The year-over-year increase in finance cost was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures(2), and (ii) increased interest expenses on lease liabilities corresponding to the Company’s investment in directly operated stores.

Share of loss of equity-accounted investees, net of tax was RMB550.4 million (US$78.7 million), compared to share of profit of RMB3.7 million in the same period last year. The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures(2).

Changes in fair value of redemption liabilities were RMB158.5 million (US$22.7 million), which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures(2).

Other expenses were RMB59.1 million (US$8.5 million), mainly attributable to loss from fair value change of derivatives under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(2).

Effective tax rate was 384.4%, compared to 15.3% in the same period last year. The elevated effective tax rate in December Quarter was primarily driven by non-deductible losses at the consolidation level.

Adjusted effective tax rate(2) was 20.2%, which excluded the impact on effective tax rate as a result of adjusted items, compared to 15.6% in the same period last year.

Loss for the period was RMB139.4 million (US$19.9 million), compared to profit for the period of RMB809.7 million in the same period last year. The year-over-year change was mainly due to (i) share of loss of Yonghui of RMB547.5 million (US$78.3 million), (ii) equity-settled share-based payment expenses of RMB151.6 million (US$21.7 million), (iii) changes in fair value of redemption liabilities of RMB158.5 million (US$22.7 million) arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025, (iv) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest of Yonghui of RMB75.3 million (US$10.8 million), and (v) other expenses of RMB59.1 million (US$8.5 million) including loss from fair value change of derivatives in relation to the Equity Linked Securities under mark-to-market impact, which have been excluded in non-IFRS financial measurement(2).

11

Adjusted net profit(2) was RMB852.7 million (US$121.9 million), increased by 7.6% year over year.

Adjusted net margin(2) was 13.6%, compared to 16.8% in the same period last year.

Adjusted EBITDA(2) was RMB1,419.3 million (US$203.0 million), representing an increase of 15.7% year over year.

Adjusted EBITDA margin(2) was 22.7%, compared to 26.0% in the same period last year.

Basic and diluted loss per ADS were both RMB0.48 (US$0.07) in the December Quarter, compared with the basic and diluted earnings per ADS of RMB2.60 in the same period last year.

Adjusted basic and diluted earnings per ADS(2) were both RMB2.80 (US$0.40) in the December Quarter, representing a year-over-year growth of 9.4%, higher than the year-over-year growth of 7.6% of adjusted net profit, thanks to the share repurchase of the Company.

Net cash from operating activities as RMB264.1 million (US$37.8 million) in December Quarter. CAPEX was RMB232.6 million (US$33.3 million) and free cash flow was RMB31.5 million (US$4.5 million) for the December Quarter.

Financial Results for the Full Year

Revenue was RMB21,443.8 million (US$3,066.4 million), representing an increase of 26.2% year over year.

Revenue from MINISO brand increased by 22.0% to RMB19,524.9 million (US$2,792.0 million), including (i) an increase of 16.8% in revenue from MINISO brand in Chinese mainland, with its annual revenue exceeding RMB10 billion for the first time, and (ii) an increase of 29.3% in revenue from MINISO brand in overseas markets. The overseas revenue contributed to 44.2% of revenue from MINISO brand.

Revenue(1) from TOP TOY brand increased by 94.8% to RMB1,915.6 million (US$273.9 million).

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB11,795.7 million (US$1,686.8 million), representing an increase of 26.1% year over year.

12

Gross profit was RMB9,648.1 million (US$1,379.7 million), representing an increase of 26.3% year over year.

Gross margin was 45.0%, compared to 44.9% last year.

Selling and distribution expenses were RMB5,265.8 million (US$753.0 million), increased by 49.6% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB5,045.7 million (US$721.5 million), increased by 43.9% year over year.

General and administrative expenses were RMB1,225.4 million (US$175.2 million), increased by 31.5% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB1,077.5 million (US$154.1 million), increased by 25.3% year over year.

Other net income was RMB195.6 million (US$28.0 million), compared to RMB114.7 million last year. The year-over-year increase was mainly due to (i) an increase in fair value of other investments and investment income in wealth management products, and (ii) a smaller net foreign exchange loss compared with last year.

Operating profit was RMB3,303.1 million (US$472.3 million), compared to RMB3,315.8 million last year, due to higher equity-settled share-based payment expenses related to TOP TOY.

Adjusted operating profit(2) was RMB3,671.0 million (US$524.9 million), representing an increase of 7.9% year over year, with adjusted operating margin of 17.1%.

Net finance cost was RMB326.5 million (US$46.7 million), compared to net finance income of RMB25.8 million last year. The year-over-year increase in finance cost was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures(2), and (ii) increased interest expenses on lease liabilities corresponding to the Company’s investment in directly operated stores.

Share of loss of equity-accounted investees, net of tax was RMB834.5 million (US$119.3 million), compared with share of profit of RMB6.0 million last year. The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures(2).

Changes in fair value of redemption liabilities were RMB158.5 million (US$22.7 million), which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures(2).

13

Other expenses were RMB70.3 million (US$10.1 million), mainly attributable to loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives, which were in relation to the Equity Linked Securities and have been excluded in non-IFRS financial measures(2).

Effective tax rate was 36.8%, compared to 21.3% last year. The elevated effective tax rate was primarily driven by non-deductible losses at the consolidation level.

Adjusted effective tax rate(2) was 20.1%, which excluded the impact on effective tax rate as a result of adjusted items, compared to 20.7% last year.

Profit for the period was RMB1,209.8 million (US$173.0 million), compared to RMB2,635.4 million last year. The year-over-year change was mainly due to (i) share of loss of Yonghui of RMB812.7 million (US$116.2 million), (ii) equity-settled share-based payment expenses of RMB367.9 million (US$52.6 million), (iii) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest of Yonghui of RMB279.0 million (US$39.9 million), (iv) changes in fair value of redemption liabilities of RMB158.5 million (US$22.7 million) arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025, and (v) other expenses of RMB70.3 million (US$10.1 million) including loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives related to the Equity Linked Securities, which have been excluded in non-IFRS financial measurement(2).

Adjusted net profit(2) increased 6.5% year over year to RMB2,898.2 million (US$414.4 million).

Adjusted net margin(2) was 13.5%, compared to 16.0% last year.

Adjusted EBITDA(2) increased 14.4% year over year to RMB4,959.9 million (US$709.3 million).

Adjusted EBITDA margin(2) was 23.1%, compared to 25.5% last year.

Basic earnings per ADS was RMB3.92 (US$0.56), compared to RMB8.44 last year.

Diluted earnings per ADS was RMB3.92 (US$0.56), compared to RMB8.40 last year.

14

Adjusted basic earnings per ADS(2) increased 8.3% year over year to RMB9.44 (US$1.35), compared to RMB8.72 last year.

Adjusted diluted earnings per ADS(2) increased 7.8% year over year to RMB9.36 (US$1.34), compared to RMB8.68 last year. The year-over-year growth of adjusted basic and diluted earnings per ADS was higher than the year-over-year growth of 6.5% of adjusted net profit, thanks to the share repurchase of the Company.

Cash position, which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB7,087.9 million (US$1,013.6 million) as of December 31, 2025, compared to RMB6,698.1 million as of December 31, 2024.

Net cash from operating activities was RMB2,577.9 million (US$368.6 million), with an operating cash flow to adjusted net profit ratio of 88.9%. CAPEX was RMB997.7 million (US$142.7 million) and free cash flow was RMB1,580.2 million (US$225.9 million) for the Full Year.

Notes:

(1)	Revenue from TOP TOY brand only represents revenue generated from external parties.

(2)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, March 31, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed via the following methods:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/96682426410?pwd=oaoHL89u0ocUW6ysi327wsp64m2PYv.1

Meeting Number: 966 8242 6410

Meeting Passcode: 9896

15

Access 2

Listeners of the meeting may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners of the meeting can also access the call through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – “MINISO” and “TOP TOY”. The Company’s flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company’s products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025, which was RMB6.9931 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

16

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted operating margin, adjusted effective tax rate, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted operating margin by dividing adjusted operating profit by revenue for the same period. MINISO defines adjusted effective tax rate as the effective tax rate excluding the tax impact of adjusted items, under non-IFRS financial measures. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities, interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, share of profit or loss of Yonghui, net of tax, and changes in fair value of redemption liabilities arising from preferred shares. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

17

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS financial measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

18

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at December 31, 2024 (Audited)	As at December 31, 2025 (Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	1,436,939	2,109,385	301,638
Right-of-use assets	4,172,083	5,121,039	732,299
Intangible assets	8,802	94,951	13,578
Goodwill	21,418	223,187	31,915
Deferred tax assets	181,948	288,679	41,281
Other investments	123,399	201,727	28,847
Trade and other receivables	341,288	247,511	35,394
Term deposits	140,183	–	–
Financial derivative assets	–	774,103	110,695
Interests in equity-accounted investees	38,567	5,486,648	784,580

	6,464,627	14,547,230	2,080,227
Current assets
Other investments	100,000	–	–
Inventories	2,750,389	3,691,238	527,840
Trade and other receivables	2,207,013	3,307,129	472,913
Cash and cash equivalents	6,328,121	6,817,129	974,836
Restricted cash	1,026	54,229	7,755
Term deposits	268,952	216,567	30,969

	11,655,501	14,086,292	2,014,313

Total assets	18,120,128	28,633,522	4,094,540

19

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at December 31, 2024 (Audited)	As at December 31, 2025 (Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	94	94	13
Additional paid-in capital	4,683,577	2,887,905	412,965
Other reserves	1,329,126	2,232,854	319,294
Retained earnings	4,302,177	5,497,910	786,191

Equity attributable to equity shareholders of the Company	10,314,974	10,618,763	1,518,463
Non-controlling interests	40,548	100,508	14,372

Total equity	10,355,522	10,719,271	1,532,835

LIABILITIES
Non-current liabilities
Contract liabilities	35,145	22,418	3,206
Loans and borrowings	4,310	5,415,416	774,394
Other payables	59,842	72,586	10,380
Lease liabilities	1,903,137	2,713,798	388,068
Financial derivative liabilities	–	1,184,050	169,317
Deferred income	34,983	33,053	4,727

	2,037,417	9,441,321	1,350,092

20

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at December 31, 2024 (Audited)	As at December 31, 2025 (Unaudited)
	RMB’000	RMB’000	US$’000
Current liabilities
Contract liabilities	323,292	388,746	55,590
Loans and borrowings	566,955	1,751,018	250,392
Trade and other payables	3,943,988	4,516,491	645,851
Lease liabilities	635,357	950,784	135,960
Deferred income	5,376	965	138
Current taxation	252,221	291,245	41,647
Redemption liabilities arising from preferred shares	-	573,681	82,035

	5,727,189	8,472,930	1,211,613

Total liabilities	7,764,606	17,914,251	2,561,705

Total equity and liabilities	18,120,128	28,633,522	4,094,540

21

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended December 31,			Twelve months ended December 31,
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	4,712,705	6,254,070	894,320	16,994,025	21,443,827	3,066,426
Cost of sales	(2,495,407)	(3,352,941)	(479,464)	(9,356,965)	(11,795,708)	(1,686,764)

Gross profit	2,217,298	2,901,129	414,856	7,637,060	9,648,119	1,379,662
Other income	3,570	10,458	1,495	21,595	19,377	2,771
Selling and distribution expenses	(1,000,985)	(1,654,883)	(236,645)	(3,519,534)	(5,265,758)	(752,993)
General and administrative expenses	(276,870)	(377,915)	(54,041)	(931,651)	(1,225,373)	(175,226)
Other net income	36,242	63,091	9,022	114,696	195,610	27,972
(Credit loss)/reversal of credit loss on trade and other receivables	(7,095)	(12,113)	(1,732)	2,469	(33,241)	(4,753)
Impairment loss on non-current assets	(3,742)	(19,161)	(2,740)	(8,846)	(35,611)	(5,092)

Operating profit	968,418	910,606	130,215	3,315,789	3,303,123	472,341
Finance income	18,999	18,309	2,618	118,672	104,421	14,932
Finance costs	(35,093)	(111,889)	(16,000)	(92,915)	(430,930)	(61,622)

Net finance (costs)/income	(16,094)	(93,580)	(13,382)	25,757	(326,509)	(46,690)
Share of profit/(loss) of equity-accounted investees, net of tax	3,676	(550,402)	(78,706)	5,986	(834,453)	(119,325)
Other expenses	–	(59,134)	(8,456)	–	(70,332)	(10,057)
Changes in fair value of redemption liabilities	–	(158,491)	(22,664)	–	(158,491)	(22,664)

Profit before taxation	956,000	48,999	7,007	3,347,532	1,913,338	273,605
Income tax expense	(146,272)	(188,373)	(26,937)	(712,104)	(703,524)	(100,603)

Profit/(loss) for the period	809,728	(139,374)	(19,930)	2,635,428	1,209,814	173,002

22

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended December 31,			Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)		2024 (Audited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Attributable to:
Equity shareholders of the Company	805,693	(141,524)	(20,237)	2,617,560	1,205,045	172,320
Non-controlling interests	4,035	2,150	307	17,868	4,769	682

Earnings/(Loss) per share for ordinary shares
– Basic	0.65	(0.12)	(0.02)	2.11	0.98	0.14
– Diluted	0.65	(0.12)	(0.02)	2.10	0.98	0.14

Earnings/(loss) per ADS
(Each ADS represents 4 ordinary shares)
– Basic	2.60	(0.48)	(0.07)	8.44	3.92	0.56
– Diluted	2.60	(0.48)	(0.07)	8.40	3.92	0.56

23

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended December 31,			Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)		2024 (Audited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit/(loss) for the period	809,728	(139,374)	(19,930)	2,635,428	1,209,814	173,002

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	3,420	8,690	1,243	19,128	2,914	417
Share of other comprehensive loss of equity-accounted investees	–	(1,046)	(150)	–	(1,046)	(150)

Other comprehensive income for the period	3,420	7,644	1,093	19,128	1,868	267

Total comprehensive income/(loss) for the period	813,148	(131,730)	(18,837)	2,654,556	1,211,682	173,269

Attributable to:
Equity shareholders of the Company	812,694	(132,845)	(18,996)	2,635,833	1,210,528	173,104
Non-controlling interests	454	1,115	159	18,723	1,154	165

24

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for percentages)

	Three months ended December 31,			Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)		2024 (Audited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of operating profit for the period to adjusted operating profit
Operating profit	968,418	910,606	130,215	3,315,789	3,303,123	472,341

Add back:
Equity-settled share-based payment expenses	(17,206)	151,555	21,672	85,184	367,869	52,605

Adjusted operating profit	951,212	1,062,161	151,887	3,400,973	3,670,992	524,946

Adjusted operating margin	20.2%	17.0%	17.0%	20.0%	17.1%	17.1%

25

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in percentages)

	Three months ended December 31,		Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)	2024 (Audited)	2025 (Unaudited)
Reconciliation of effective tax rate to adjusted effective tax rate:
Effective tax rate	15.3%	384.4%	21.3%	36.8%

Impact on effective tax rate as a result of adjusted items	0.3%	(364.2)%	(0.6)%	(16.7)%

Adjusted effective tax rate	15.6%	20.2%	20.7%	20.1%

26

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended December 31,			Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)		2024 (Audited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit/(loss) for the period	809,728	(139,374)	(19,930)	2,635,428	1,209,814	173,002

Add back:
Equity-settled share-based payment expenses	(17,206)	151,555	21,672	85,184	367,869	52,605
Loss from fair value change of derivatives(1)(2)	–	59,134	8,456	–	25,668	3,670
Issuance cost of derivatives(1)(3)	–	–	–	–	44,664	6,387
Interest expenses related to Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui(1)	–	75,316	10,770	–	278,973	39,893
– Interest expenses related to the Equity Linked Securities(4)	–	51,365	7,345	–	192,342	27,505
– Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	–	23,951	3,425	–	86,631	12,388
Share of loss of Yonghui, net of tax(1)	–	547,545	78,298	–	812,684	116,212
Changes in fair value of redemption liabilities(1)	–	158,491	22,664	–	158,491	22,664

Adjusted net profit	792,522	852,667	121,930	2,720,612	2,898,163	414,433

Adjusted net margin	16.8%	13.6%	13.6%	16.0%	13.5%	13.5%

Attributable to:
Equity shareholders of the Company	788,300	849,492	121,476	2,702,191	2,891,345	413,458
Non-controlling interests	4,222	3,175	454	18,421	6,818	975

Adjusted net earnings per share(5)
– Basic	0.64	0.70	0.10	2.18	2.36	0.34
– Diluted	0.64	0.70	0.10	2.17	2.34	0.33

Adjusted net earnings per ADS
(Each ADS represents 4 ordinary shares)
–Basic	2.56	2.80	0.40	8.72	9.44	1.35
– Diluted	2.56	2.80	0.40	8.68	9.36	1.34

27

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for percentages)

	Three months ended December 31,			Twelve months ended December 31,
	2024 (Unaudited)	2025 (Unaudited)		2024 (Audited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	792,522	852,667	121,930	2,720,612	2,898,163	414,433

Add back:
Depreciation and amortization	253,304	341,735	48,867	808,694	1,206,305	172,499
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	35,093	36,573	5,230	92,915	151,957	21,729
Income tax expense	146,272	188,373	26,937	712,104	703,524	100,603

Adjusted EBITDA	1,227,191	1,419,348	202,964	4,334,325	4,959,949	709,264

Adjusted EBITDA margin	26.0%	22.7%	22.7%	25.5%	23.1%	23.1%

Notes:

(1)	These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its operating performance of core business in the future.

(2)	The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined primarily by movements in the underlying share price.

(3)	The issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(4)	For the three months ended December 31, 2025, the RMB51.4 million interest expenses related to the Equity Linked Securities included RMB46.5 million non-cash portion and RMB4.9 million cash expense.

For the twelve months ended December 31, 2025, the RMB192.3 million interest expenses related to the Equity Linked Securities included RMB173.4 million non-cash portion and RMB18.9 million cash expense.

(5)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

28

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended December 31,				Twelve months ended December 31,
	2024	2025			2024	2025
	RMB’000	RMB’000	US$’000	YoY	RMB’000	RMB’000	US$’000	YoY
Revenue
MINISO Brand	4,428,593	5,654,421	808,571	27.7%	16,002,565	19,524,901	2,792,023	22.0%
– Chinese mainland	2,296,877	2,871,989	410,689	25.0%	9,328,231	10,896,147	1,558,128	16.8%
– Overseas markets	2,131,716	2,782,432	397,882	30.5%	6,674,334	8,628,754	1,233,895	29.3%
TOP TOY Brand(1)	282,808	599,037	85,661	111.8%	983,525	1,915,618	273,930	94.8%
Others	1,304	612	88	(53.1)%	7,935	3,308	473	(58.3)%

	4,712,705	6,254,070	894,320	32.7%	16,994,025	21,443,827	3,066,426	26.2%

Note:

(1)	Revenue from TOP TOY brand only represents revenue generated from external parties.

29

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN CHINESE MAINLAND

	As of
	December 31, 2024	December 31, 2025	YoY
By City Tiers
First-tier cities	587	609	22
Second-tier cities	1,822	1,881	59
Third- and lower-tier cities	1,977	2,078	101

Total	4,386	4,568	182

30

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	December 31, 2024	December 31, 2025	YoY
By Regions
Asia excluding China	1,611	1,793	182
North America	350	461	111
Latin America	637	722	85
Europe	295	361	66
Others	225	246	21

Total	3,118	3,583	465

*       For identification purpose only

31